

October 6, 2011

<u>Via facsimile</u>
Lihua International, Inc.
Mr. Yang "Roy" Yu, Chief Financial Officer
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

> **Re:** **Lihua International, Inc.**
> **Form 10-K filed March 14, 2011 for the year ended December 31, 2010**
> **Form 8-K filed August 9, 2011**
> **File No. 1-34445**

Dear Mr. Yu:

We have reviewed your filings and your response to our comment letter dated August 4, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 3. Fair Value Measurements and Financial Instruments, page F-16

1.   Based on your response to prior comment 13, we note that the Company's (Lihua International) warrants are classified as derivatives in accordance with the guidance provided in FASB ASC 815-40-15-7I, because they are denominated in U.S. dollars, which is different from the Company's functional currency, the Renminbi. However, based on your response to prior comment 11, we note that you have indicated that the Company's (Lihua International) functional currency is the US dollar. Please help us resolve this inconsistency.

Form 8-K filed August 9, 2011

2.   We note you present a non-GAAP measure you identify as EBITDA; however, we also note you adjust this measure for items in addition to what the acronym suggests. If you continue to present this measure and continue to adjust it for other items, please change

the title of the measure you present in future filings to highlight that it is adjusted for items in addition to what the acronym suggests.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief